UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-35729

JOYY Inc.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

JOYY Reaffirms Community Safety as Top Priority

and Implements Enhanced Safety Measures

On December 20, 2024, JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company”), a global technology company, issued the following statement in response to recent media reports on Bigo Live and the app’s recent removal from iOS App Store and Google Play Store.

JOYY reaffirms that the safety and well-being of its user community is its top priority. JOYY is fully committed to complying with all relevant regulatory standards and industry guidelines, while continuously updating its community guidelines to keep pace with the evolving landscape of digital safety. JOYY maintains a zero-tolerance policy against any malicious and unlawful use of its platform, including child exploitation. Since its recent app removal, JOYY has implemented a series of enhanced rules and measures, particularly with regard to user-generated content, to further protect users from harmful content and to prevent the malicious and unlawful use of its platform. JOYY is also actively collaborating with relevant authorities, such as the National Center for Missing & Exploited Children (NCMEC), to report violations, to hold offenders to account, and to prevent, detect, and combat any potential malicious or unlawful use of its platform.

On December 20, 2024, Bigo Live has been reinstated on Google Play Store. JOYY is currently fully engaged in discussions with Apple, and intends to work closely with the platform to show that Bigo Live meets its internal policies for reinstatement to iOS App Store.

Until the app’s reinstatement, Bigo Live remains unavailable for download on iOS App Store, while its existing users who had previously downloaded the app may continue to use the current version. Apart from the suspension of app availability to new users on iOS App Store as announced in this release, JOYY maintains normal operations globally.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

/s/ Ting Li
Name:	Ting Li
Title:	Chairman and Chief Executive Officer

Date: December 20, 2024